Exhibit 99.35

NEWS RELEASE

ALLIED GOLD ANNOUNCES FOURTH QUARTER AND YEAR-END 2024 RESULTS: ACHIEVING RECORD QUARTERLY PRODUCTION, ADVANCING OPTIMIZATIONS AND GROWTH PROJECTS, AND STRENGTHENING FINANCIAL FLEXIBILITY THROUGH STRATEGIC INITIATIVES

TORONTO, ON – March 26, 2025 ─ Allied Gold Corporation (TSX: AAUC) (OTCQX: AAUCF) (“Allied” or the “Company”) is herein reporting its unaudited financial and operational results for the fourth quarter of 2024. Fourth quarter production of 99,632 ounces of gold was in line with the Company's previous guidance of 98,000 ounces to 102,000 ounces and is the highest production by quarter of the year and since the Company was taken public. This strong performance resulted in a full-year production of 358,090 ounces, 4% higher than the previous year. The total cost of sales(4), cash costs(1), and adjusted All-in Sustaining Costs (“AISC”)(1) per ounce were $1,773, $1,589, and $1,708, respectively. As previously disclosed, production during the quarter exceeded sales as production from Korali-Sud was kept in inventory at Sadiola as of December 31, 2024, due to in-country administrative delays. This Korali-Sud inventory of 48,939 ounces was sold subsequent to year-end, and had these administrative delays not occurred, sales during the fourth quarter would have been higher by those ounces. As the Company reports AISC(1) on an ounces-sold basis, costs are highlighted on an adjusted basis. Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

Allied also executed a number of strategic transactions during the quarter and subsequent to year-end, creating a fortress balance sheet and further improving the Company's financial flexibility. The Company completed these transactions with high-quality counterparties, achieving a relatively low-cost of capital, while crystallizing value upfront and bridging the gap between market value and inherent value to market participants.

FOURTH QUARTER HIGHLIGHTS

Financial Results Highlights

•	Earnings:

•	Fourth quarter net loss of $10.3 million or $(0.03) per share.

•	Fourth quarter adjusted earnings(1) of $9.5 million or $0.03 per share.

•	Including the attributable earnings from the sale of the Korali-Sud inventory, fourth-quarter adjusted earnings(1) would have been $0.09 per share higher.

•	Cash Flows and EBITDA:

•	Net cash generated from operating activities for the quarter was $49.6 million.

•	Operating cash flows before income tax paid and movements in working capital were a strong inflow of $141.0 million. Including the sales of the Korali-Sud inventory would have bolstered the two metrics by $61.5 million.

•	EBITDA(1) and Adjusted EBITDA(1) for the three months ended December 31, 2024, were $50.1 million and $47.3 million, respectively. For the full year, EBITDA(1) was $61.5 million and Adjusted EBITDA(1) was $186.2 million, demonstrating a significant increase compared to the previous year.

NEWS RELEASE

•	Strong Financial Position: As of December 31, 2024, the Company had cash and cash equivalents of $225.0 million. If the sale of the Korali-Sud inventory was included, the cash and cash equivalent would have been higher by over $130 million.

Operational Highlights

•	Fourth Quarter Production: The Company produced 99,632 ounces of gold in the fourth quarter, in line with the previously issued production guidance of 98,000 to 102,000 ounces. This result was consistent with Allied's previous outlook and guidance that annual production from its producing mines is expected to be 375,000 to 400,000 ounces of gold, with production in the fourth quarter supporting that annualized production range.

•	Record Quarterly Output: Fourth quarter production represents a 16% increase over the average production of the three previous quarters in 2024 and is the highest quarterly production achieved to date by the Company.

•	Performance by Asset:

•	At Sadiola, increased production of 54,210 ounces was driven by a full quarter of production from Korali-Sud oxide ore, yielding 45,056 ounces. The Company has previously indicated that Korali-Sud is an interim step pending the completion of the first phase expansion at Sadiola to achieve consistent annual production of 200,000 to 230,000 ounces.

•	At the Côte d’Ivoire ("CDI") Complex, total production was 45,422 ounces, continuing the solid performance of the third quarter and bolstered by the strong production of Agbaou with 25,163 ounces during the fourth quarter.

•	Costs Trending Down: Adjusted AISC(1) for the quarter reached $1,708 per ounce improving over the third quarter levels and the Company continued advancing its optimizations and growth projects to realize further improvements to costs.

•	Operational Improvements: Throughout 2024 and continuing in the fourth quarter, management made a series of improvements to its operational plans to ensure a materially stronger fourth quarter and to position the Company to achieve its 2025 objectives and beyond, effectively strengthening and de-risking the production platform moving forward.

Advancement of Key Growth Initiatives

•	Kurmuk: Earthworks at the plant terrace advanced during the quarter to near completion, while civil works and structural, mechanical, plate, and piping ("SMPP") contractor mobilizations were in progress. Main camp construction, along with engineering and procurement activities, progressed well during the quarter, with the project remaining on track and on budget. As previously guided, construction capital expenditures for 2024 were approximately $100 million. Kurmuk is expected to start production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 forecast.

•	Sadiola Phased Expansion: As noted above, Korali-Sud serves as a bridge between the current operations at Sadiola and the completion of the first phase expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with earthworks and structural fill progressing well and leading into civil and mechanical activities in the first half of 2025. The remaining investment for the first phase expansion is estimated at approximately $70 million, and the project is expected to be completed by the fourth quarter of 2025.

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NEWS RELEASE

Financing and Strategic Initiatives Highlights

Allied successfully executed a number of strategic transactions during the quarter and subsequent to year-end, creating a fortress balance sheet and further improving the Company's financial flexibility. The Company completed these transactions with high-quality counterparties, achieving a relatively low-cost of capital, while crystallizing value upfront and bridging the gap between market value and inherent value to market participants. The transactions include:

•	Equity Offering: The Company completed an overnight marketed equity offering delivering aggregate gross proceeds of $161.6 million, and meaningfully increasing trading liquidity thereafter.

•	Kurmuk Funding Package: The Company completed a $250.0 million Kurmuk funding package comprising a gold stream of $175.0 with Wheaton Precious Metals International Ltd. and a $75.0 million Gold Prepay facility for the Kurmuk development project. The streaming transaction with a partner of the scale and quality of Wheaton validates the inherent value opportunity at Kurmuk. The Gold Prepay facility brings forward cash flows and includes a built-in gold price hedge amidst favourable market prices.

•	Strategic Arrangements: Since mid-2024, the Company has pursued several asset and corporate strategic arrangements and subsequent to year end, the Company announced one such strategic arrangement with a United Arab Emirates-based investment fund the private placement portion of which is planned for closing in the next several weeks with the asset-based portions to follow.

•	Financial Flexibility: The aforementioned initiatives are expected to provide the Company with a fortress balance sheet and financial flexibility to advance its share of the Sadiola phased expansion without relying on operating cash flows following the construction of Kurmuk in 2026. Other operational improvements and production increases are expected to begin generating significant cash flow in the upcoming quarters, providing additional financial flexibility for the Company to balance its allocation of capital and pursue other high return opportunities. This includes further development of its respective CDI Complex mines with the strategic objective of reaching production levels of 180,000 ounces per year for over 10 years at AISC(1) below the industry average. The Company is currently performing a review to advance the opportunities identified in strategic plan to the next phases of definition and planning, including an update on Oumé, which is expected to be completed by year-end along with the advancement of exploration and development targets in the Hiré and Agbaou land packages. Further updates will be provided throughout the year on these initiatives.

•	NYSE Listing: Allied is pursuing a listing on the New York Stock Exchange (“NYSE”) and it has concluded its introductory call with the NYSE to preview the listing. The NYSE is now engaged in its due diligence process and the ticker symbol “AAUC” has been reserved. The Company is simultaneously preparing its registration statement, listing application and supporting documentation. The Company expects to be listed in the third quarter of 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

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NEWS RELEASE

Other Developments

The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is encouraged with the prospects under evaluation and discussion and with the cooperativeness and ongoing engagement with in-country authorities.

Sustainability, Health and Safety Highlights

•	The Company did not report any significant Environmental Incidents for the three months or year ended December 31, 2024.

•	The Company’s Total Recordable Injury Rate was 1.64 for the year ended December 31,2024.

•	The Company reported ten Lost Time Injuries, resulting in Lost Time Injury Rate of 0.63 for the year ended December 31,2024.

•	Throughout the year, Allied revised and approved a new sustainability framework, which describes the Company's revised approach to managing sustainability performance.

Operational Results and Outlook

Certain optimizations improved performance throughout 2024, resulting in record production in the fourth quarter of 2024 driven by strong performance at Sadiola and the CDI Complex. At Sadiola, increased production of 54,210 ounces was driven by a full quarter of production from Korali-Sud oxide ore, yielding 45,056 ounces. At the CDI Complex, total production was 45,422 ounces, continuing the solid performance of the third quarter and bolstered by the strong production of Agbaou with 25,163 ounces during the quarter. Fourth quarter production represents a 16% increase over the average production of the three previous quarters in 2024 due to mining sequencing and operational improvements.

In 2025, Allied anticipates producing 375,000 to 400,000 ounces of gold, representing a meaningful increase in production year-over-year. Achieving the higher end of this guided range primarily hinges on capturing opportunities to increase oxide ore feed in Agbaou from the Hiré area, which are currently being studied. Similarly to 2024, production in 2025 is expected to be back-half weighted, with a first-half/second-half split of 45%/55%.

Due to mine sequencing, production for the first quarter of 2025 is expected to be similar to the comparable period in the prior year, while production in the fourth quarter 2025 is expected to be meaningfully higher than the first three quarters of the year. This will be driven by improvements to feed grades resulting from stripping and sequencing at Bonikro and the ramp-up of the first phase of expansion at Sadiola in the fourth quarter. Production in the fourth quarter of 2025 is expected to be 56% higher than in the first quarter of 2025.

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OPERATING RESULTS SUMMARY

	For three months ended December 31,		For years ended December 31,
	2024	2023	2024	2023
Gold ounces
Production	99,632	94,755	358,091	343,817
Sales	64,769	93,073	313,455	343,085
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,773	$1,634	$1,627	$1,600
Cash Costs(1)	$1,589	$1,398	$1,484	$1,418
Adjusted AISC(1)	$1,708	$1,593	$1,699	$1,569

Average revenue per ounce	$2,634	$1,928	$2,327	$1,908
Average market price per ounce*	$2,663	$1,977	$2,389	$1,943

*Average market prices based on the LMBA PM Fix Price

The mine-site level cost of sales per ounce, cash costs(1), adjusted AISC(1) for 2024 were $1,773, $1,589, and $1,708 per ounce, respectively, reflecting the improved operational performance of the fourth quarter driven by Sadiola and the CDI Complex.

For 2025, the projected mine-site level AISC(1) is expected to be US$1,690 to US$1,790 per ounce, targeting further operational improvements across the operations. At Sadiola, the cost guidance provided reflects the implementation of the previously announced Protocol Agreement with the Government of Mali over the entire year of operations and the commencement of the first phase expansion in the fourth quarter. Bonikro will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Waste stripping at Bonikro during 2026 and 2027 is expected to be negligible.

Similarly, Agbaou will incur an anticipated $25 million of capital expenditures related to production stripping during 2025, which is expected to lead to improved performance in future years. The Company is pursuing opportunities to increase oxide feed from exploration targets located in the Hiré area mentioned above, providing an opportunity to reduce AISC(1).

2024 Operational Results

	Production	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	Adjusted AISC(1)
Sadiola	193,462	1,372	1,327	1,559
Bonikro	86,755	1,654	1,272	1,550
Agbaou	77,874	2,065	2,008	2,207
Total	358,091	1,627	1,484	1,699

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Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (for which the Company's interest changed to 65% on January 8, 2025 in association with the 2023 Mining Code), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information	For three months ended December 31,		For years ended December 31,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	2.44	1.20	7.17	5.02
Waste mined (M tonnes)	6.43	8.21	24.37	25.47
Ore processed (M tonnes)	1.05	1.22	4.59	4.77
Gold
Production (Ounces)	54,210	41,150	193,462	171,007
Sales (Ounces)	14,619	40,863	145,285	170,664
Feed grade (g/t)	1.67	1.34	1.46	1.26
Recovery rate (%)	93.8%	83.5%	87.5%	88.8%
Total cost of sales per ounce sold(4)	$1,965	$1,541	$1,372	$1,500
Cash costs per ounce sold(1)	$1,862	$1,429	$1,327	$1,405
Adjusted AISC(1)	$1,682	$1,592	$1,559	$1,533
Financial (In thousands of US Dollars)
Revenue	$38,792	$80,621	$334,584	$327,613
Cost of sales (excluding DDA)	(27,293)	(60,934)	(193,176)	(248,413)
Gross profit excluding DDA(1)	$11,499	$19,687	$141,408	$79,200
DDA	(1,433)	(2,044)	(6,183)	(7,556)
Gross Profit	$10,066	$17,643	$135,225	$71,644
Capital Expenditures (In thousands of US Dollars)
Sustaining	$3,682	$1,465	$20,064	$7,658
Expansionary	4,666	826	16,701	4,942
Exploration	65	428	1,200	2,266

For the three months ended December 31, 2024, Sadiola produced 54,210 ounces of gold, compared to the 41,150 ounces produced in the comparative prior year quarter. Production in the fourth quarter included significant contribution from ore tonnes from the higher-grade Korali-Sud zone, demonstrating the significant production upside that high-grade oxides can provide to Sadiola and that drove 2024 annual production to 193,462 gold ounces. The Company is actively evaluating the future contribution of Korali-Sud and other new sources of oxide ore identified within the Sadiola mining license, and it expects to provide an update on this upside in due course.

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Additionally, exploration is ongoing at Sekekoto West, FE4, FE2.5, S12, and Tambali South to define further near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources. Lastly, as noted, the Company is considering exploring extensions of the Korali-Sud deposit's sulphide material and the ability to process it in the future.

As of December 31, 2024, 48,939 ounces of gold produced from Korali-Sud oxide ore were in inventory at Sadiola and sold subsequent to year-end. Including those ounces, adjusted Sadiola sales for the quarter would have been in excess of 62,000 ounces, as most of the quarterly activities were undertaken at Korali-Sud. Due to the timing of the sales of the Korali-Sud inventory, a working capital deficit was recorded as of year-end for accounting purposes. This is due to certain payables being deferred pending the sale of the Korali-Sud inventory.

The timing of sales of Korali-Sud gold resulted from necessary administrative processes related to establishing the new operating company for Korali-Sud and transferring its mining license. Although these processes took longer than initially anticipated due to administrative changes introduced by the 2023 Mining Code, the key formalities related to Korali-Sud have been completed.

Adjusted AISC(1) for the year ending December 31, 2024, was $1,559 per gold ounce and in line with that previously disclosed. As the Company reports AISC(1) on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud were inventoried at Sadiola and sold after year-end. Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

Sadiola Expansion Project and Oxide Targets

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support guided production levels, reduce AISC(1), increase revenue, and provide robust cash flows in 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modelling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, FE2.5, among others and the fresh ore targets of Tambali South and Sadiola Main. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The first phase of expansion at Sadiola commenced in the fourth quarter of 2024 and is advancing on schedule and on budget, with earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of Sadiola’s processing lines, which will be dedicated to processing fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion.

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The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

The Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity and is also advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Korali-Sud, Sekekoto West, FE4, FE2.5, and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the quarter exploratory and resource drilling programs were conducted on the Sadiola and Korali-Sud mining licences. A total of 129 holes were drilled for 14,812m by five exploration drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West and the Tambali deposits, and at the FE2.5 prospect on the Sadiola ML during the quarter. Resource drilling continued at Korali-Sud ML on the northern along strike extension and eastern down-dip mineralization within the Stage 2 pit optimization shell.

At Sekekoto West exploratory drilling grid was extended to the north and north west during the quarter with drillhole intersections demonstrating that the deposit remains open to the north outside of the current pit designs. At FE2.5 prospect infill oxide resource drilling on 25m centres on the central portion of the eastern trend was completed and drillhole intersections were returned for the 300m northern step out which demonstrated continuity. Infill oxide resource drilling is in progress.

At the Tambali deposit, resource drilling of shallow fresh ore was completed on the eastern flank of the deposit, and a geological model defined. Deeper core drilling of the fresh ore mineralization beneath the oxide deposit on 100m section lines is in progress and will be completed in Q1 2025. Drillhole intersections were made demonstrating good continuity of economic mineralization at depth beneath the oxide pits and the presence of economic grade and thicknesses beneath the southern toe of the waste rock dump that is present between the Tambali and Sadiola Main pit.

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

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Bonikro is contiguous to Agbaou, and together comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information	For three months ended December 31,		For years ended December 31,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	0.59	0.94	2.98	2.20
Waste mined (M tonnes)	3.46	3.53	13.86	17.34
Ore processed (M tonnes)	0.50	0.60	2.20	2.42
Gold
Production (Ounces)	20,259	34,232	86,755	99,409
Sales (Ounces)	22,979	34,328	88,776	100,294
Feed grade (g/t)	1.42	1.87	1.33	1.38
Recovery rate (%)	92.6%	94.2%	92.9%	91.6%
Total cost of sales per ounce sold(4)	$1,578	$1,502	$1,654	$1,467
Cash costs per ounce sold(1)	$1,183	$1,076	$1,272	$1,105
AISC per ounce sold(1)	$1,543	$1,220	$1,550	$1,221
Financial (In thousands of US Dollars)
Revenue	$60,477	$66,186	$206,908	$191,777
Cost of sales (excluding DDA)	(27,330)	(37,740)	(113,356)	(112,884)
Gross profit excluding DDA(1)	$33,147	$28,446	$93,552	$78,893
DDA	(8,923)	(13,835)	(33,464)	(34,215)
Gross Profit	$24,224	$14,611	$60,088	$44,678
Capital Expenditures (In thousands of US Dollars)
Sustaining	$6,031	$1,223	$20,407	$4,592
Expansionary	678	—	8,300	30,393
Exploration	1,609	2,201	7,191	4,102

Bonikro produced 20,259 ounces of gold during the three months ended December 31, 2024, compared with 34,232 ounces produced in the comparable quarter of the previous year. Fourth quarter production was in line with plan, as higher grades in relation to those observed during the first three quarters, were realized during the quarter due to the sequencing of the mine. Improved plant throughput was achieved due to the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices which supported a 2024 production level of 86,755 gold ounces.

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Adjusted AISC(1) for the year ending December 31, 2024, was $1,550 per gold ounce and in line with that previously disclosed. The stripping of PB5 and PB3 during 2024 and the first part of 2025 is expected to expose higher-grade material for 2026 and 2027. As result of this, Bonikro will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. During the fourth quarter, gold sales were slightly higher than production due to timing of production and shipments.

Several additional opportunities to optimize the processing plant are being pursued, including operational and maintenance improvements, comminution circuit optimization, increased gravity gold recovery, and better slurry density and viscosity control practices. Several of these initiatives have already been implemented or are under study, and they are expected to lead to improvements in mill rates, as well as greater predictability of throughput and recoveries. During the second quarter of 2024, the sizing screen panels were modified from 40mm to 35mm, improved the mill rate by nearly 9% with the current ore blend. The Company expects to provide updates on these and other optimization initiatives throughout the year.

Cost reductions are expected be achieved through the normalization of production with a more reliable power supply along with the ongoing efforts to establish a centralized management model in Côte d'Ivoire, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, while lowering AISC(1). These efforts are expected to be finalized by mid-2025. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the fourth quarter were impacted by capitalized stripping at PB5. As previously noted, the stripping activities carried in the fourth quarter and continuing for most of 2025, will improve production and costs for the next years, as high grade ore will be exposed while significantly lower waste removal will be required. The Company is also advancing studies on the viability of Pushback 6 ("PB6") at Bonikro for future production optionality and flexibility.

Bonikro Exploration

Resource and exploration drilling was conducted during the fourth quarter on the Company's mining licences and exploration licences, with the following drilling activity:

•	Hiré Mining License: 163 holes, comprising 9,723 metres

•	Oumé Exploration License: 25 holes, comprising 3,958 metres

At the Hiré mine three rigs were active in the area of the Assondji-So ROM pad infilling on 20 metre sectional basis across 400 metre of strike of mineralization. An additional zone of mineralization was delineated to the immediate west of the Assondji-So pit, and drilling programs were designed to test 400 metre of mineralized strike in historical drilling, and this program was in progress at the end of the quarter. Planning was underway to commence drilling at Assondji-So South prospect in the first quarter of 2025, which is sited some 700m to the south east of the Assondji-So pit.

At the Oumé Project, drilling continued at the Dougbafla North prospect and a geological model was confidently defined for this area on the basis of the dedicated core drilling completed on 40 metre sections. A further program to test the southern extension of the Dougbafla North prospect was designed, is in progress at the quarter end, and will be completed during the first quarter of 2025. A program to test the strike of historically drilled mineralization in the central area of the prospect over 1.2 kilometres of mineralized strike between the Dougbafla West and Dougbafla North prospects was designed and commenced, and will be completed in the first quarter of 2025.

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During 2024, exploration efforts at Oumé successfully converted a significant amount of Inferred Mineral Resources into Indicated Mineral Resources, with a more refined geological understanding of the mineralization and grade distribution in support of advancing the project to its next phase of development. Moreover, geotechnical and hydrogeological drilling programs are planned for 2025 to support a Pre-Feasibility Study at the site. The results of this study are expected by the end of 2025.

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Agbaou Key Performance Information	For three months ended December 31,		For years ended December 31,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	1.06	0.44	3.13	1.45
Waste mined (M tonnes)	8.97	5.06	28.63	19.07
Ore processed (M tonnes)	0.67	0.53	2.31	2.25
Gold
Production (Ounces)	25,163	19,373	77,874	73,401
Sales (Ounces)	27,171	17,882	79,394	72,127
Feed grade (g/t)	1.26	1.17	1.12	1.05
Recovery rate (%)	94.5%	96.2%	94.9%	95.4%
Total cost of sales per ounce sold(4)	$1,835	$2,100	$2,065	$2,022
Cash costs per ounce sold(1)	$1,785	$1,947	$2,008	$1,887
AISC per ounce sold(1)	$1,910	$2,308	$2,207	$2,138
Financial (In thousands of US Dollars)
Revenue	$71,577	$32,866	$188,890	$136,301
Cost of sales (excluding DDA)	(47,265)	(34,066)	(155,995)	(142,080)
Gross profit excluding DDA(1)	$24,312	$(1,200)	$32,895	$(5,779)
DDA	(2,598)	(1,048)	(7,974)	(3,753)
Gross Profit	$21,714	$(2,248)	$24,921	$(9,532)
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,418	$2,957	$5,888	$7,225
Expansionary	—	—	7,238	—
Exploration	—	—	—	—

│	11

Agbaou produced 25,163 ounces of gold during the three months ended December 31, 2024, compared to 19,373 ounces in the corresponding quarter of the previous year. The increase is related to higher grades and tonnage mined from the WP3 and NPB pits, with oxide contributions from Chapelle and Agbalé pits. This represents a 43% increase compared to the average of the previous three quarters and 215% year-over-year. This performance was supported by mining fleet performance optimization and the implementation of an integrated technical team supporting the CDI Complex. This highlights the flexibility of Allied's CDI operations in mining and processing ore and extracting value from various sources within the complex.

As the mine progresses through the mining sequence, improvements in stripping ratios, ore mined, and grades have been observed, with expectations for continued enhancements in the upcoming quarters. In particular, the upcoming mining sequence at South Sat 3, Agbalé and WP7 will result in increased grades, contributing to the expected strong second-half production as previously guided. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher proportion of fresh material mining, contributing to reduced mining rates.

AISC(1) for the year ending December 31, 2024, was $2,207 per gold ounce. With the Côte d’Ivoire mines now being with the same contractor, the Company expects synergies and reduction of costs going forward. At Agbaou, expected cost reductions are to be achieved through the normalization of production after the contractor completed changeover, process optimizations, and the normalization of the reliable power supply. The Company is also advancing initiatives to implement a centralized management model for both mines, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The project is expected to be finalized by mid-2025. Gold sales during the quarter were slightly higher than production due to timing of shipments.

The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbalé Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

Agbaou Exploration

Resource and exploration drilling was conducted during the fourth quarter on the Company's Agbaou mining licence, with drilling activity of 11 holes comprising 1,131 metres.

At the Agbaou mine, a minor program of infill drilling at North Pit Extension was completed and final assays were returned and demonstrate down dip continuity of a single sulphide mineralized zone to 120 metres below the current pit floor. At quarter-end, two core rigs were moved back into West Pit 3 to conduct infill on the reserve model as a validation test, and this work program will continue into early 2025. A program was started and stopped at the South Sat 3 pit due to constraints on access during active mining. The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management.

│	12

Kurmuk

The Company continues to track well against its plan for the Kurmuk Project, having achieved key milestones and further progressing during the fourth quarter. The Company is well-positioned to commence the processing plant erection in 2025 with the goal to commence production in the second quarter of 2026. Notable updates include:

•	Earthworks and structural fills at the plant terrace near completion.

•	Civil works and SMPP contractor mobilizations in progress.

•	The construction camp was completed during the fourth quarter, and with earthworks for the main camp accommodation underway to satisfy the on-going mobilization needs.

•	Several agreements were awarded and commenced mobilization during the fourth quarter, including the SMPP contract, the Civil Works contract, and the main Water Storage Dam contract where clearing and grubbing activities have started.

•	Preparations for major equipment delivery are advancing, with ongoing maintenance of the main access road and the delivery of heavy lifting equipment to the site in preparation for mechanical erection.

•	Completion of clearing and grubbing activities for the explosive magazine and emulsion facilities.

•	The Hazard and Operability review is finalized, with the stability review of the electrical power supply system also completed.

•	Upgrades to the Horazab town community centre were advanced, in line with the Company's commitment to continue enhancing community relations.

Further, as previously disclosed, the mining contract for Kurmuk has been awarded to Mota-Engil, which is performing contract mining services at Company's West Africa operations. The Company is advancing pioneering mining activities to allow sufficient time for the establishment of access and infrastructure before the rainy season and advance training of mining personnel ahead of the arrival of the main mining fleet. Mining activities will continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the start of operations. Kurmuk is expected to start production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 forecast.

For the year ending December 31, 2024, $108.7 million was spent in Ethiopia, comprising $100.3 million of direct construction capital expenditure and the remainder representing other spend such as exploration activity, in-country office costs and capitalized borrowing costs in accordance with IFRS. For 2025, the Company plans to spend $280 million in construction capital expenditures with the remained planned for 2026.

At Kurmuk, work to refine the geological framework of the mineralization in anticipation of the start of mining operations in the next months is ongoing. A detailed litho-structural surface map of Dish Mountain has been generated, utilizing numerous rock exposures uncovered during construction. This information, along with drilling being done to extend mineralization in Dish Mountain, is currently being integrated into the three-dimensional litho-structural model. Infill drilling is progressing well, and by Q3 2025 Allied expects an updated Mineral Resources and Mineral Reserves statement that will further define Proven and Probable Mineral Reserves, Measured and Indicated Mineral Resources. This update will be followed by a revised life of mine plan with a focus on the start of operations and is targeted to de-risk the ramp-up and further improve production levels at Kurmuk, particularly in the first years of operations. Although not expected to be included in the Q3 2025 update, drilling at Tsenqe continues to return encouraging intersections, and the Company anticipates declaring an initial Mineral Resource for this area in late 2025. The Company's objective is to increase and demonstrate a growing mineral inventory at Kurmuk to extend the mine life and take advantage of the increased plant capacity and mine sequencing, the Company is well positioned to target production levels above the current expected range of 240,000 to 290,000 ounces per year.

│	13

For three months ended December 31, 2024	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	Adjusted AISC(1)
Sadiola Gold Mine	54,210	14,619	$1,965	$1,862	$1,682
Bonikro Gold Mine	20,259	22,979	$1,578	$1,183	$1,543
Agbaou Gold Mine	25,163	27,171	$1,835	$1,785	$1,910
Total	99,632	64,769	$1,773	$1,589	$1,708

Summary of Capital Expenditures

For three months ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$3,682	$1,465	$4,666	$826	$65	$428	$8,413	$2,719
Bonikro	6,031	1,223	678	—	1,610	2,201	8,319	3,424
Agbaou	1,418	2,957	—	—	—	—	1,418	2,957
Ethiopia and Kurmuk	—	—	56,497	15,136	—	3	56,497	15,139
Corporate and Other	145	86	—	—	—	—	145	86
Total	$11,276	$5,731	$61,841	$15,962	$1,675	$2,632	$74,792	$24,325

For years ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$20,064	$7,658	$16,701	$4,942	$1,200	$2,266	$37,965	$14,866
Bonikro	20,407	4,592	8,300	30,393	7,192	4,102	35,899	39,087
Agbaou	5,888	7,225	7,238	—	—	—	13,126	7,225
Ethiopia and Kurmuk	—	—	110,424	15,722	—	14,044	110,424	29,766
Corporate and Other	301	253	—	—	—	2,992	301	3,245
Total	$46,660	$19,728	$142,663	$51,057	$8,392	$23,404	$197,715	$94,189

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

│	14

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the year ended December 31, 2024 are outlined in the following tables.

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars, except for shares and per share amounts)	2024	2023	2024	2023
Revenue	$170,846	$179,674	$730,382	$655,691
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(101,888)	(135,180)	(462,527)	(503,377)
Gross profit excluding depreciation and amortization(1)	$68,958	$44,494	$267,855	$152,314
DDA	(12,955)	(16,927)	(47,621)	(45,524)
Gross profit	$56,003	$27,567	$220,234	$106,790
General and administrative expenses	$(17,441)	$(26,782)	$(63,149)	$(64,119)
Exploration and evaluation expenses	(12,600)	—	(23,818)	—
Gain (loss) on revaluation of call and put options	—	—	—	(21,883)
Gain (loss) on revaluation of financial instruments and embedded derivatives	15,553	(1,034)	5,836	(3,087)
Other losses	(4,325)	(5,986)	(125,193)	(152,858)
Net earnings (loss) before finance costs and income tax	$37,190	$(6,235)	$13,910	$(154,776)
Finance income (costs)	(6,998)	(13,538)	(19,276)	(30,809)
Net earnings (loss) before income tax	30,192	(19,773)	(5,366)	(185,585)
Current income tax (expense) recovery	$(21,996)	$4,168	$(87,517)	$(42,942)
Deferred income tax (expense) recovery	(16,165)	28,872	(26,668)	36,987
Net (loss) earnings and total comprehensive (loss) earnings for the year	$(7,969)	$13,267	$(119,551)	$(191,540)

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(10,280)	$5,445	$(115,632)	$(208,482)
Non-controlling interests	2,312	7,823	(3,919)	16,942
Net (loss) earnings and total comprehensive (loss) earnings for the year	$(7,968)	$13,268	$(119,551)	$(191,540)

Net (loss) earnings per share attributable to shareholders of the Company
Basic and Diluted	$(0.03)	$0.02	$(0.43)	$(1.03)

│	15

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars, except per share amounts)	2024	2023	2024	2023
Net (Loss) Earnings attributable to Shareholders of the Company	$(10,280)	$5,445	$(115,632)	$(208,482)
Net (Loss) Earnings attributable to Shareholders of the Company per Share	$(0.03)	$0.02	$(0.43)	$(1.03)
(Gain) loss on revaluation of call and put options	—	—	—	21,883
Gain (loss) on revaluation of financial instrument	(15,553)	1,034	(5,836)	3,087
Foreign exchange	204	3,853	2,670	4,223
Share-based compensation	1,655	2,012	6,611	7,265
Mali agreement impact, VAT adjustments and Other	9,354	6,498	99,372	7,343
Tax adjustments	24,148	(24,022)	49,161	(14,613)
Total increase (decrease) to Attributable Net Earnings (Loss)(2)	$19,808	$(10,073)	$151,978	$195,855
Total increase (decrease) to Attributable Net Earnings (Loss)(2) per share	$0.06	$(0.04)	$0.56	$0.96
Adjusted Net Earnings (Loss)(1)	$9,528	$(4,628)	$36,346	$(12,627)
Adjusted Net Earnings (Loss)(1) per Share	$0.03	$(0.02)	$0.14	$(0.07)

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
Operating cash flows before income tax paid and working capital(6)	$140,971	$12,119	$321,268	$20,027
Income tax paid	(7,077)	(3,774)	(35,696)	(25,413)
Settlement of Mali Matters	$(68,000)	$—	$(68,000)	$—
Operating cash flows before movements in working capital(6)	$65,894	$8,345	$217,572	$(5,386)
Working capital movement(6)	(16,252)	(17,562)	(108,026)	25,142
Net cash generated from (used in) Operating activities	$49,642	$(9,217)	$109,546	$19,756
Net cash used in Investing activities	(73,690)	(19,928)	(193,405)	(95,515)
Net cash generated from (used in) Financing activities	153,410	(10,118)	152,495	193,458
Net increase (decrease) in cash and cash equivalents	$129,362	$(39,263)	$68,636	$117,699

│	16

Net cash generated from operating activities for the three months ended December 31, 2024 was $49.6 million. This compares to an outflow of $9.2 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by higher realized gold prices, proceeds from the first construction draw under the stream with Wheaton Precious Metals International Ltd. of $43.75 million, and a $75.0 million Gold Prepay, offset by the aforementioned Korali-Sud production inventoried at Sadiola sold subsequent to year-end. Further, operating cash flows were impacted by the payment associated with the Mali settlement matters discussed during the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023. Working capital impact for the quarter, as previously disclosed, is related to the Korali-Sud inventory buildup at Sadiola, which results in a working capital outflow, partially offset by increases in accounts payable associated with the costs incurred to produce that inventory.

Operating cash flows before income tax paid and movements in working capital for the three months ended December 31, 2024 increased significantly, at an inflow of $141.0 million compared with the prior year comparative quarter inflow of $12.1 million. This was due to higher realized gold prices and the proceeds of the first construction payment under the stream with Wheaton Precious Metals International Ltd. and the $75.0 million Gold Prepay. On an adjusted basis, considering inventory from Korali-Sud, operating cash flows before income tax paid and working capital would have represented an even more significant increase over the prior year comparative quarter and increased by a further $61.5 million. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023.

│	17

ALLIED GOLD

CONSOLIDATED STATEMENT OF LOSS (UNAUDITED)

	For years ended December 31,
(In thousands of US Dollars except for shares and per share amounts)	2024	2023
Revenue	$730,382	$655,691
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(462,527)	(503,377)
DDA	(47,621)	(45,524)
Gross profit	$220,234	$106,790
General and administrative expenses	$(63,149)	$(64,119)
Exploration and evaluation expenses	(23,818)	—
Loss on revaluation of call and put options	—	(21,883)
Gain (loss) on revaluation of financial instruments	5,836	(3,087)
Impairment of exploration and evaluation asset	—	(19,619)
Other losses	(125,193)	(152,858)
Net earnings (loss) before finance costs and income tax	$13,910	$(154,776)
Finance costs	$(19,276)	$(30,809)
Net loss before income tax	$(5,366)	$(185,585)
Current income tax expense	$(87,517)	$(42,942)
Deferred income tax (expense) recovery	(26,668)	36,987
Net loss for the year	$(119,551)	$(191,540)

(Loss) earnings attributable to:
Shareholders of the Company	$(115,632)	$(208,482)
Non-controlling interests	(3,919)	16,942
Net loss for the year	$(119,551)	$(191,540)

(Loss) earnings per share attributable to shareholders of the Company
Basic and Diluted	$(0.43)	$(1.03)

│	18

ALLIED GOLD

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	For years ended December 31,
(In thousands of US Dollars)	2024	2023
Net inflow (outflow) of cash related to the following activities
Operating
Net loss for the year	$(119,551)	$(191,540)
Income tax expense	114,185	5,955
Adjustments for:
Share-based compensation	6,538	7,265
DDA	48,982	45,665
Loss on disposal of mineral property, plant and equipment	—	398
Impairment of exploration and evaluation asset	—	19,619
Loss on revaluation of call and put options	—	21,883
(Gain) loss on revaluation of financial instruments	(8,201)	3,087
Other losses	104,923	83,867
Non-cash revenue from stream arrangements	(15,834)	(9,224)
Finance costs	19,276	30,809
Proceeds from streaming arrangements	170,950	2,243
Operating cash flows before income tax paid and movements in working capital	$321,268	$20,027
Income tax paid	(35,696)	(25,413)
Settlement of Mali matters	(68,000)	—
Operating cash flows before movements in working capital	$217,572	$(5,386)
(Increase) decrease in trade receivables, prepayments and other receivables	(39,501)	1,848
Increase in inventories	(107,707)	(26,124)
Increase in trade and other payables	39,182	49,418
Net cash generated from operating activities	$109,546	$19,756
Investing activities
Payment of contingent consideration	$—	$(2,429)
Purchase of mineral property, plant and equipment	(179,191)	(70,788)
Borrowing costs capitalized	(7,023)	—
Capitalized exploration and evaluation	(7,191)	(23,404)
Received from related parties	—	1,106
Net cash used in investing activities	$(193,405)	$(95,515)
Financing activities
Proceeds from public placement	$162,117	$160,001
Public placement transaction costs	(9,100)	(7,521)
Proceeds from convertible debenture	—	107,279
Convertible debenture transaction costs	—	(5,339)
Dividend paid to NCI	—	(1,866)
Proceeds from loans	—	9,880
Repayment of loans	—	(63,072)
Finance costs paid	(2,347)	(5,301)
Other interest received or finance costs (paid)	1,825	(603)
Net cash generated from financing activities	$152,495	$193,458

Net increase in cash and cash equivalents	$68,636	$117,699
Cash and cash equivalents at beginning of year	158,638	45,163
Effect of foreign exchange rate changes	(2,280)	(4,224)
Cash and cash equivalents, end of the year	$224,994	$158,638

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ALLIED GOLD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(In thousands of US dollars)	As at December 31, 2024	As at December 31, 2023
Assets
Current assets
Cash and cash equivalents	$224,994	$158,638
Trade receivables, prepayments, and other receivables	59,433	45,035
Inventories	164,859	88,612
Total current assets	$449,286	$292,285
Non-current assets
Mineral property, plant and equipment	$795,645	$600,560
Trade receivables, prepayments and other receivables	4,355	9,456
Deferred tax assets	21,656	36,146
Inventories	42,418	10,958
Restricted cash	6,494	6,881
Total non-current assets	$870,568	$664,001
Total assets	$1,319,854	$956,286

Liabilities and Total Equity
Current liabilities
Trade and other payables	$250,302	$181,904
Income tax payable	72,060	28,275
Provisions	15,115	9,939
Deferred and contingent consideration	7,415	28,917
Borrowings	96,356	103,457
Deferred revenue	40,878	2,132
Lease obligations and other liabilities	2,877	591
Total current liabilities	$485,003	$355,215
Non-current liabilities
Provision for reclamation and closure costs	126,803	108,452
Deferred tax liability	15,305	3,128
Deferred and contingent consideration	83,563	82,687
Deferred revenue	164,540	16,529
Lease obligations and other liabilities	28,343	9,241
Total non-current liabilities	$418,554	$220,037
Total liabilities	$903,557	$575,252

Equity
Share capital	$587,119	$418,649
Retained earnings (deficit)	(236,794)	(121,162)
Comprehensive (loss) earnings	(13,052)	—
Share-based payments reserve	8,492	2,419
Total equity attributable to shareholders of the Company	$345,765	$299,906
Non-controlling interests	70,532	81,128
Total equity	$416,297	$381,034
Total liabilities and shareholders' equity	$1,319,854	$956,286

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Fourth Quarter 2024 Conference Call

The Company will host a conference call and webcast on Thursday, March 27, 2025 at 9:00 a.m. ET.

Toll-free dial-in number (Canada/US):	1-800-806-5484
Local dial-in number:	416-340-2217
Toll Free (UK):	00-80042228835
Participant passcode:	1321581#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	4945783#

The conference call replay will be available from 12:00 p.m. EST on March 27, 2025, until 11:59 p.m. ET on April 25, 2025.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

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END NOTES

(1)	This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.

(3)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and upon completion of certain commitments such as public road upgrades and the installation of a power line.

(4)	Calculated on a 1,000,000 exposure-hour basis.

(5)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold and Adjusted AISC

•	Gross profit excluding DA;

•	Sustaining, Expansionary and Exploration Capital Expenditures;

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and

•	EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Adjusted AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

│	22

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

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The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

	For three months ended December 31, 2024				For three months ended December 31, 2023
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$27,330	$47,265	$27,293	$101,888	$37,740	$36,506	$60,934	$135,180
DDA	8,923	2,598	1,433	12,954	13,835	1,048	2,044	16,927
Cost of Sales	$36,253	$49,863	$28,726	$114,842	$51,575	$37,554	$62,978	$152,107
Cash Cost Adjustments
DDA	$(8,923)	$(2,598)	$(1,433)	$(12,954)	$(13,835)	$(1,048)	$(2,044)	$(16,927)
Exploration Spend in Cost of Sales	—	—	—	—	(689)	(2,226)	(2,441)	(5,356)
Agbaou Contingent Consideration	—	1,293	—	1,293	—	570	—	570
Silver by-Product credit	(151)	(50)	(71)	(272)	(110)	(32)	(101)	(243)
Total Cash Costs(1)	$27,179	$48,508	$27,222	$102,909	$36,941	$34,818	$58,392	$130,151

AISC(1) Adjustments
Reclamation & Remediation Accretion	$218	$318	$560	$1,096	$836	$1,244	$2,337	$4,417
Exploration Capital	—	—	65	65	2,201	—	428	2,629
Exploration Expenses	1,707	1,331	9,791	12,829	689	2,226	2,441	5,356
Sustaining Capital Expenditures	6,031	1,418	3,682	11,131	1,223	2,957	1,465	5,645
IFRS 16 Lease Adjustments	322	322	—	644	—	28	—	28
Total AISC(1)	$35,457	$51,897	$41,320	$128,674	$41,890	$41,273	$65,063	$148,226

Gold Ounces Sold	22,979	27,171	14,619	64,769	34,328	17,882	40,863	93,073

Cost of Sales per Gold Ounce Sold	$1,578	$1,835	$1,965	$1,773	$1,502	$2,100	$1,541	$1,634
Cash Cost(1) per Gold Ounce Sold	$1,183	$1,785	$1,862	$1,589	$1,076	$1,947	$1,429	$1,398
AISC(1) per Gold Ounce Sold	Refer to Adjusted Table Below				$1,220	$2,308	$1,592	$1,593

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	For year ended December 31, 2024				For year ended December 31, 2023
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$113,356	$155,995	$193,176	$462,527	$112,884	$142,080	$248,413	$503,377
DDA	33,464	7,974	6,183	47,621	34,215	3,753	7,556	45,524
Cost of Sales	$146,820	$163,969	$199,359	$510,148	$147,099	$145,833	$255,969	$548,901
Cash Cost Adjustments
DDA	$(33,464)	$(7,974)	$(6,183)	$(47,621)	$(34,215)	$(3,753)	$(7,556)	$(45,524)
Exploration Spend in Cost of Sales	—	—	—	—	(1,598)	(8,795)	(8,371)	(18,764)
Agbaou Contingent Consideration	—	3,635	—	3,635	—	3,000	—	3,000
Silver by-Product credit	(474)	(181)	(357)	(1,012)	(460)	(168)	(332)	(960)
Total Cash Costs(1)	$112,882	$159,449	$192,819	$465,150	$110,826	$136,117	$239,710	$486,653

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$873	$1,273	$2,241	$4,387	$1,350	$1,968	$3,694	$7,012
Exploration Capital	—	—	1,200	1,200	4,102	—	2,266	6,368
Exploration Expenses	2,680	7,840	13,298	23,818	1,598	8,795	8,371	18,764
Sustaining Capital Expenditures	20,407	5,888	20,064	46,359	4,592	7,225	7,658	19,475
IFRS 16 Lease Adjustments	751	751	—	1,502	—	111	—	111
Total AISC(1)	$137,593	$175,201	$229,622	$542,416	$122,468	$154,216	$261,699	$538,383

Gold Ounces Sold	88,776	79,394	145,285	313,455	100,294	72,127	170,664	343,085

Cost of Sales per Gold Ounce Sold	$1,654	$2,065	$1,372	$1,627	$1,467	$2,022	$1,500	$1,600
Cash Cost(1) per Gold Ounce Sold	$1,272	$2,008	$1,327	$1,484	$1,105	$1,887	$1,405	$1,418
AISC(1) per Gold Ounce Sold	Refer to Adjusted Table Below				$1,221	$2,138	$1,533	$1,569

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Adjusted AISC

As the Company reports AISC on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud of 48,939 were inventoried at Sadiola at the end of the year, due to certain administrative delays.

Adjusted AISC considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. Further, adjusted costs adjust for a settlement reached during the quarter with one of the Company's suppliers that is not reflective of current period costs and operations.

The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

	For three months ended December 31, 2024				For year ended December 31, 2024
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Total AISC(1)	$35,457	$51,897	$41,320	$128,674	$137,593	$175,201	$229,622	$542,416
Inventory Cost	—	—	53,836	53,836	—	—	53,836	53,836
Royalties and Costs to Sell Inventory	—	—	19,285	19,285	—	—	19,285	19,285
Other Adjustments	—	—	(7,536)	(7,536)	—	—	—	—
Adjusted AISC(1)	$35,457	$51,897	$106,905	$194,259	$137,593	$175,201	$302,743	$615,537

Gold Ounces Sold	22,979	27,171	14,619	64,769	88,776	79,394	145,285	313,455
Adjusted Ounces Sold (Korali)	—	—	48,939	48,939	—	—	48,939	48,939
Adjusted Gold Ounces	22,979	27,171	63,558	113,708	88,776	79,394	194,224	362,394

Adjusted AISC(1) per ounce	$1,543	$1,910	$1,682	$1,708	$1,550	$2,207	$1,559	$1,699

Note: There are no prior year comparatives.

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

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The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 6, 9, and 11 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

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The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net (Loss) Earnings to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Non-recurring provisions,

•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

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The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
Net (Loss) Earnings	$(7,969)	$13,268	$(119,551)	$(191,540)
Finance (income) costs, net	$6,998	$13,538	$19,276	$30,809
DDA	12,955	16,927	47,621	45,524
Current income tax expense	21,996	(4,168)	87,517	42,942
Deferred income tax (expense) recovery	16,165	(28,872)	26,668	(36,987)
EBITDA(1)	$50,145	$10,693	$61,531	$(109,252)

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
EBITDA(1)	$50,145	$10,693	$61,531	$(109,252)
Transaction related costs	—	552	—	147,048
(Gain) loss on revaluation of call and put options	—	—	—	21,883
Gain (loss) on revaluation of financial instrument	(15,553)	1,034	(5,836)	3,087
Impairment of exploration and evaluation asset	—	—	—	19,619
Foreign exchange	204	3,853	2,670	4,223
Share-based compensation	1,655	2,012	6,611	7,265
Mali agreement impact, VAT adjustments and Other	10,861	6,498	121,193	7,343
Adjusted EBITDA(1)	$47,312	$24,642	$186,169	$101,216

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

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•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the conversion of Mineral Resources to Mineral Reserves;

•	the Company's expectations in connection with its strategic partnership transaction with Abrosia Investment Holding L.L.C-S.P.C;

•	the Company's expectations in connection with pursuing a listing on NYSE and the benefits thereof;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

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Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with obtaining final listing approval of the NYSE; risks associated with the completion of the strategic partnership transactions with Ambrosia Investment Holding L.L.C-S.P.C; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares, including, without limitation, the above-noted strategic partnership transaction; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein and in the Company's management discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

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Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	3,741
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	1,444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	1,458
Total Mineral Reserves	47,553	1.03	3,620	183,113	1.53	10,020	230,666	1.42	12,640

Notes:

•	Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101.

•	Shown on a 100% basis.

•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%

•	A base gold price of $1700/oz was used for the pit optimization with $1800/oz for Korali Sud

•	The cut-off grades used for Mineral Reserves reporting were informed by a $1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%

•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.

•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:

◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).

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◦	Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:

◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).

◦	Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore at 1%

•	A base gold price of $1800/oz was used for the Mineral Reserves for the:

◦	Pit designs (revenue factor 1.00)

◦	Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	10,959
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,702	1.17	1,962	268,831	1.55	13,429	320,533	1.49	16,391

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	14,271	1.08	496
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,366	1.33	1,431

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Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.

•	Shown on a 100% basis.

•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to 31 December 2024

•	The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.

•	Rounding of numbers may lead to discrepancies when summing columns

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

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